SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2026 THIRD QUARTER RESULTS[1]

“The third quarter built on the progress we achieved in the first half of the year, with the consistent execution of our strategy delivering growth in volumes, net revenue and Normalized EBITDA, alongside margin expansion” – Carlos Lisboa, CEO

Total Volume (organic)	Net Revenue (organic)
+0.8% vs LY	+7.6% vs LY
Consolidated volumes increased 0.8% in 3Q26. Volume performance was driven by growth in Brazil NAB (+3.6%), Central America and the Caribbean (“CAC”) (+2.3%) and Brazil Beer (+0.5%), more than offsetting declines in Canada (-1.0%) and Latin America South (“LAS”) (-1.4%).	Top line increased by 7.6%, driven by net revenue per hectoliter (“NR/hl”) growth of 6.8% and our volume performance. Net revenue grew in all our business units: LAS[2] (+21.4%), CAC (+8.1%), Brazil NAB (+6.3%), Brazil Beer (+4.8%) and Canada (+1.2%).

Normalized EBITDA (organic)	Normalized Net Profit
+8.9% vs LY	R$ 4,393.6 million
Normalized EBITDA grew by 8.9%, with all our business units delivering Normalized EBITDA growth. Normalized EBITDA margin increased by 40 bps, to 33.7%, supported by disciplined resource allocation.	Normalized Profit increased by 14.3% compared to R$ 3,843.1 million in 3Q25, mainly driven by EBITDA growth and lower net financial expenses, partially offset by higher income tax expenses. Normalized earnings per share (“EPS”) was R$ 0.28, increasing by 15.4%.

Cash flow from operating activities	Capital Allocation
R$ 7,677.9 million	190 million shares buyback program
Cash flow from operating activities increased 11.0% compared to R$ 6,919.0 million in 3Q25, mainly driven by Normalized EBITDA growth and improved working capital dynamics.	Our Board of Directors has approved a share buyback program for the repurchase of up to 190,000,000 shares (which correspond to R$ 2.9 billion, based on the closing share price of October 28th, 2026) to be executed within the next 18 months. For further details please see the Share Buyback Program section on page 18.

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Brazilian Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the nine-month period ended September 30, 2026, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina. For FY26, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes when the cap is triggered. Further details on the cap methodology are available on page 15.

ambev.com.br	Press Release – October 29, 2026

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MANAGEMENT COMMENTS

The first nine months of 2026 reflect the continued strengthening of our business. Total volumes grew 0.7%, with beer volumes growing at more than twice that pace, while net revenue increased 7.3% and Normalized EBITDA grew 9.3%, with 60 bps of margin expansion.

In the third quarter, our consolidated volumes grew 0.8%, with both beer and soft drinks delivering positive volume performance. Disciplined revenue management and efficient resource allocation supported net revenue growth of 7.6%, Normalized EBITDA growth of 8.9% and Normalized EBITDA margin expansion of 40 bps, even as we stepped up investments behind both our brands and commercial priorities.

This quarter further demonstrates how our portfolio, our digital ecosystem and our operating capabilities are reinforcing one another to support sustainable profitable growth over time.

•	Lead and grow the category

Our broad and complementary portfolio is a key driver of our performance. In the quarter, premium brands delivered mid-teens volume growth, Balanced Choices grew by low nineties and no-alcohol beer by low thirties, while mainstream[3] volumes declined by a low-single digit. We estimate to have gained market share in several of our markets.

Michelob Ultra and Stella Pure Gold are good examples of how we are scaling, across our footprint, relevant propositions that connect with consumers seeking a more balanced lifestyle. In the quarter, combined volumes for these two brands grew triple digits, and we have also expanded Stella Artois Pure Gold, a product developed in Brazil, into additional markets in LAS, further demonstrating our ability to launch successful innovations across our footprint.

We remain focused on broadening the relevance of beer by serving a wider range of occasions and consumers. The expansion of premium, Balanced Choices, no-alcohol and beyond beer reinforces our confidence in the long-term opportunity to grow the category through innovation and consumer-led portfolio development.

In the quarter, consolidated NR/hl excluding marketplace grew by 7.2%, with our revenue management initiatives and mix placing NR/hl ahead of estimated consolidated inflation (CPI - Consumer Price Index).

• Digitize and monetize our ecosystem

BEES and Zé Delivery are at the center of our digital ecosystem, deepening our connection with customers and consumers, while creating new opportunities for growth and value creation across our footprint.

BEES has become the backbone of our commercial capabilities, helping make our core business stronger. Through data-driven insights, the platform helps us improve commercial execution, strengthen sell-out activation, sharpen portfolio recommendations and increase the availability of the adequate brands and SKUs across our customer base.

At the same time, BEES unlocks new growth opportunities. By expanding access to a broader assortment of products and services through BEES Marketplace, we increase the value proposition for customers, while expanding our total addressable market. BEES Marketplace Gross Merchandise Value (GMV) grew approximately 57% in the quarter, supported mainly by the continued expansion of third-party partnerships (“3P”).

[3] Mainstream segment comprises core plus, core and value segments.

ambev.com.br	Press Release – October 29, 2026

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On the Direct-to-Consumer (“DTC”) side, Zé Delivery further strengthens our direct connection with consumers, providing valuable insights into evolving consumer preferences, consumption behaviors and occasions. By maintaining a direct relationship with a large base of young adult consumers, the platform gives us a unique window into how demand is evolving, helping us identify trends, test new propositions and accelerate learning across our business, while increasing the relevance of our brands and portfolio.

In 3Q26, premium brands represented approximately mid-thirties as a percentage of total beer volumes on the platform, while Balanced Choices reached high-single digit, remaining well ahead of their respective share in our overall beer portfolio.

At the same time, Zé Delivery unlocks growth opportunities beyond our core beer business. By expanding the product assortment available through the platform, we are increasing the categories and occasions we can serve consumers, while enhancing the value proposition for them. Zé GMV grew approximately 16% in the quarter, supported by a 12% increase in monthly buyers, while Zé Marketplace GMV already represents nearly 20% of the total platform GMV.

•	Optimize our business

Through disciplined revenue management, productivity initiatives and efficient resource allocation, we enhance our business while creating the flexibility to invest behind our strategic priorities.

Cash COGS/hl excluding marketplace increased by 6.5% in the quarter, while gross margin expanded 60 bps, reflecting productivity and operational efficiency initiatives that helped mitigate cost pressures across several of our markets. As it relates to our FY26 guidance for Brazil Beer Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, it remains unchanged, expected to increase between 4.5% and 7.5%.

Cash SG&A increased by 7.6%, impacted mainly by incremental sales and marketing investments and higher distribution expenses.

Normalized EBITDA increased by 8.9% and Normalized EBITDA margin reached 33.7%, supported by Normalized EBITDA growth across all business units. Normalized EPS increased by 15.4% in the quarter, to R$ 0.28, mainly driven by Normalized EBITDA growth and improved net financial expenses, which together more than offset higher income tax expenses in the period.

Cash flow from operating activities was a highlight in the quarter and totaled approximately R$ 7.7 billion, increasing by around R$759 million year-on-year, mainly due to Normalized EBITDA growth and improved working capital dynamics.

Our solid cash flow generation and disciplined capital allocation continue to support our shareholder return agenda. On October 28th, 2026, our Board of Directors approved a new Share Buyback Program for the repurchase of up to 190,000,000 common shares issued by the Company (for further details, refer to section Share Buyback Program on page 18).

Our progress during the quarter also extended to sustainability. Ambev was upgraded from AA to AAA by MSCI ESG Ratings, a recognition of advancements in sustainability practices across our businesses.

Despite the dynamic environment, our focus remains on the factors within our control, supported by consistent execution and disciplined resource allocation. Consistent with our risk management policy, we have already hedged our BRL/USD exposure for the full year of 2027.

ambev.com.br	Press Release – October 29, 2026

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Financial highlights - Ambev consolidated
R$ million	3Q25	3Q26	% As Reported	% Organic	YTD25	YTD26	% As Reported	% Organic
Volume ('000 hl)	42,419.2	42,385.0	-0.1%	0.8%	127,306.2	127,080.9	-0.2%	0.7%
Net revenue	20,847.3	21,594.6	3.6%	7.6%	63,434.8	64,208.0	1.2%	7.3%
Gross profit	10,727.3	11,006.3	2.6%	8.9%	32,323.0	33,037.6	2.2%	9.2%
% Gross margin	51.5%	51.0%	-50 bps	60 bps	51.0%	51.5%	50 bps	90 bps
Normalized EBITDA	7,059.1	7,270.9	3.0%	8.9%	20,656.5	21,202.5	2.6%	9.3%
% Normalized EBITDA margin	33.9%	33.7%	-20 bps	40 bps	32.6%	33.0%	40 bps	60 bps

Profit	4,863.7	4,366.3	-10.2%		11,458.9	11,726.6	2.3%
Normalized profit	3,843.1	4,393.6	14.3%		10,496.0	11,718.7	11.6%
EPS (R$/shares)	0.30	0.28	-9.5%		0.71	0.73	2.9%
Normalized EPS (R$/shares)	0.24	0.28	15.4%		0.65	0.73	12.3%

ambev.com.br	Press Release – October 29, 2026

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KEY MARKETS PERFORMANCES

Brazil Beer: Commercial momentum, in an improved industry, drove top- and bottom-line growth

•	Operating performance[4]:
o	3Q26: Our volumes grew 0.5% in 3Q26. The beer industry continued its sequential recovery and grew approximately 4% in the period, according to Nielsen, supported by the FIFA World Cup, despite persistent pressures on disposable income and mixed weather. Taking into consideration the timing and the impact of the FIFA World Cup, and combining both 2Q26 and 3Q26 data, the industry grew 1.3%, with our volumes outperforming (+2.7%), mainly reflecting sequential market share gains, according to Nielsen. NR/hl excluding marketplace increased by 4.8% in the quarter, mainly driven by revenue management and portfolio mix. Cash COGS/hl excluding marketplace rose 5.4%, primarily driven by commodities headwinds and portfolio mix. Cash SG&A grew by 9.2%, mainly reflecting incremental Sales & Marketing investments and distribution expenses. Normalized EBITDA increased by 1.0%, with gross and Normalized EBITDA margins contracting 10 bps and 130 bps, respectively.
o	YTD26: Our volumes grew 2.1%, outperforming a still slightly negative industry, mainly due to low-single digit market share gains, according to Nielsen. Net revenue grew 7.8% (volumes +2.1% and NR/hl +5.5%). Normalized EBITDA grew by 6.9%, with gross and Normalized EBITDA margins both contracting by 30 bps.
•	Commercial highlights: Incremental investments behind our brands, innovation and mega platforms have strengthened our portfolio brand equity and drove market share gains in the quarter, both sequentially and versus last year, according to Nielsen. Our premium portfolio delivered high-teens volume growth, while Balanced Choices more than doubled volumes in the period, with Stella Pure Gold nearly tripling volumes, Michelob Ultra growing more than five-fold, and no-alcohol beer growing in the forties. Mainstream volumes declined by mid-single digit. Our Beyond Beer portfolio grew by mid-twenties, with growth in portfolio brand equity in the period driving market share gains, according to Nielsen. As for our digital initiatives, BEES Marketplace GMV grew 83% in the quarter, driven by the continued 3P expansion.
Brazil Beer
R$ million	3Q25	Scope	Currency Translation	Organic Growth	3Q26	% As Reported	% Organic
Volume ('000 hl)	21,556.8	-		116.6	21,673.4	0.5%	0.5%
Net revenue	9,677.2	-	-	461.7	10,138.9	4.8%	4.8%
Net revenue/hl (R$)	448.9	-	-	18.9	467.8	4.2%	4.2%
COGS	(4,749.7)	-	-	(242.1)	(4,991.8)	5.1%	5.1%
COGS/hl (R$)	(220.3)	-	-	(10.0)	(230.3)	4.5%	4.5%
COGS excl. deprec. & amort.	(4,293.9)	-	-	(176.7)	(4,470.6)	4.1%	4.1%
COGS/hl excl. deprec. & amort. (R$)	(199.2)	-	-	(7.1)	(206.3)	3.6%	3.6%
Gross profit	4,927.5	-	-	219.6	5,147.2	4.5%	4.5%
% Gross margin	50.9%				50.8%	-10 bps	-10 bps
SG&A excl. deprec. & amort.	(2,456.2)	-	-	(226.1)	(2,682.3)	9.2%	9.2%
SG&A deprec. & amort.	(455.8)	-	-	1.8	(454.1)	-0.4%	-0.4%
SG&A total	(2,912.0)	-	-	(224.3)	(3,136.4)	7.7%	7.7%
Other operating income/(expenses)	467.1	113.7	-	(24.2)	556.5	19.1%	-5.2%
Normalized Operating Profit	2,482.6	113.7	-	(29.0)	2,567.3	3.4%	-1.2%
% Normalized Operating margin	25.7%				25.3%	-40 bps	-150 bps
Normalized EBITDA	3,394.3	113.7	-	34.6	3,542.6	4.4%	1.0%
% Normalized EBITDA margin	35.1%				34.9%	-20 bps	-130 bps

[4] In 3Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 454.7 (4.8% organic growth) and R$ (196.8) (5.4% organic growth), respectively. In YTD26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 453.5 (5.8% organic growth) and R$ (196.2) (8.3% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – October 29, 2026

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Brazil Beer
R$ million	YTD25	Scope	Currency Translation	Organic Growth	YTD26	% As Reported	% Organic
Volume ('000 hl)	64,757.8	-		1,380.3	66,138.1	2.1%	2.1%
Net revenue	28,667.6	-	-	2,222.4	30,890.0	7.8%	7.8%
Net revenue/hl (R$)	442.7	-	-	24.4	467.1	5.5%	5.5%
COGS	(13,870.5)	-	-	(1,168.2)	(15,038.7)	8.4%	8.4%
COGS/hl (R$)	(214.2)	-	-	(13.2)	(227.4)	6.2%	6.2%
COGS excl. deprec. & amort.	(12,489.7)	-	-	(1,145.9)	(13,635.6)	9.2%	9.2%
COGS/hl excl. deprec. & amort. (R$)	(192.9)	-	-	(13.3)	(206.2)	6.9%	6.9%
Gross profit	14,797.1	-	-	1,054.2	15,851.3	7.1%	7.1%
% Gross margin	51.6%				51.3%	-30 bps	-30 bps
SG&A excl. deprec. & amort.	(7,670.7)	-	-	(598.0)	(8,268.7)	7.8%	7.8%
SG&A deprec. & amort.	(1,384.7)	-	-	(31.3)	(1,416.0)	2.3%	2.3%
SG&A total	(9,055.3)	-	-	(629.3)	(9,684.7)	6.9%	6.9%
Other operating income/(expenses)	1,387.7	102.2	-	195.5	1,685.4	21.5%	14.8%
Normalized Operating Profit	7,129.5	102.2	-	620.4	7,852.1	10.1%	8.8%
% Normalized Operating margin	24.9%				25.4%	50 bps	30 bps
Normalized EBITDA	9,894.9	102.2	-	674.0	10,671.1	7.8%	6.9%
% Normalized EBITDA margin	34.5%				34.5%	0 bps	-30 bps

ambev.com.br	Press Release – October 29, 2026

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Brazil NAB: Volumes back to growth, estimated to be in line with industry performance, driving top- and bottom-line increase

•	Operating performance[5]:
o	3Q26: Volumes increased by 3.6%, with sequential market share recovery, in a growing industry, despite the exit from a lower return channel since 2Q26. Net revenue grew by 6.3%, with NR/hl up 2.6%, primarily reflecting our revenue management strategy for the year and favorable brand mix. Cash COGS/hl increased by 3.4%, below inflation, mainly supported by more positive dynamics in sugar and PET. Cash SG&A increased by 5.4%, mainly driven by increased distribution expenses. Normalized EBITDA increased by 2.6%, with gross margin and Normalized EBITDA margin contracting by 40 bps and 100 bps, respectively.
o	YTD26: Net revenue grew by 3.1% (volumes -1.7% and NR/hl +4.9%), and Normalized EBITDA was up 11.0%, with gross margin and Normalized EBITDA margin expanding 310 bps and 200 bps, respectively.
•	Commercial highlights: Our commercial foundations continued to sequentially improve, with market share reaching same level as last year, according to our estimates, as price relativity remained at historical levels. Our main brands continued to operate with brand equity ahead of market share, while our non-sugar portfolio grew double digit, supported by Guaraná and the PepsiCo family.

Brazil NAB
R$ million	3Q25	Scope	Currency Translation	Organic Growth	3Q26	% As Reported	% Organic
Volume ('000 hl)	7,760.2	-		280.4	8,040.6	3.6%	3.6%
Net revenue	2,083.1	-	-	130.7	2,213.8	6.3%	6.3%
Net revenue/hl (R$)	268.4	-	-	6.9	275.3	2.6%	2.6%
COGS	(1,151.1)	-	-	(81.4)	(1,232.5)	7.1%	7.1%
COGS/hl (R$)	(148.3)	-	-	(5.0)	(153.3)	3.3%	3.3%
COGS excl. deprec. & amort.	(1,113.9)	-	-	(79.3)	(1,193.2)	7.1%	7.1%
COGS/hl excl. deprec. & amort. (R$)	(143.5)	-	-	(4.9)	(148.4)	3.4%	3.4%
Gross profit	932.0	-	-	49.3	981.3	5.3%	5.3%
% Gross margin	44.7%				44.3%	-40 bps	-40 bps
SG&A excl. deprec. & amort.	(480.6)	-	-	(25.8)	(506.4)	5.4%	5.4%
SG&A deprec. & amort.	(63.2)	-	-	25.3	(37.9)	-40.0%	-40.0%
SG&A total	(543.8)	-	-	(0.5)	(544.3)	0.1%	0.1%
Other operating income/(expenses)	98.8	20.6	-	(10.7)	108.7	10.1%	-10.8%
Normalized Operating Profit	487.0	20.6	-	38.2	545.7	12.1%	7.8%
% Normalized Operating margin	23.4%				24.7%	130 bps	30 bps
Normalized EBITDA	587.4	20.6	-	15.0	623.0	6.1%	2.6%
% Normalized EBITDA margin	28.2%				28.1%	-10 bps	-100 bps

Brazil NAB
R$ million	YTD25	Scope	Currency Translation	Organic Growth	YTD26	% As Reported	% Organic
Volume ('000 hl)	24,657.1	-		(417.6)	24,239.5	-1.7%	-1.7%
Net revenue	6,368.9	-	-	200.1	6,568.9	3.1%	3.1%
Net revenue/hl (R$)	258.3	-	-	12.7	271.0	4.9%	4.9%
COGS	(3,618.3)	-	-	91.7	(3,526.7)	-2.5%	-2.5%
COGS/hl (R$)	(146.7)	-	-	1.3	(145.5)	-0.9%	-0.9%
COGS excl. deprec. & amort.	(3,518.9)	-	-	82.9	(3,436.0)	-2.4%	-2.4%
COGS/hl excl. deprec. & amort. (R$)	(142.7)	-	-	1.0	(141.8)	-0.7%	-0.7%
Gross profit	2,750.6	-	-	291.7	3,042.3	10.6%	10.6%
% Gross margin	43.2%				46.3%	310 bps	310 bps
SG&A excl. deprec. & amort.	(1,450.1)	-	-	(49.6)	(1,499.7)	3.4%	3.4%
SG&A deprec. & amort.	(206.6)	-	-	42.0	(164.6)	-20.3%	-20.3%
SG&A total	(1,656.7)	-	-	(7.6)	(1,664.3)	0.5%	0.5%
Other operating income/(expenses)	353.7	14.1	-	(42.4)	325.4	-8.0%	-12.4%
Normalized Operating Profit	1,447.6	14.1	-	241.7	1,703.4	17.7%	16.8%
% Normalized Operating margin	22.7%				25.9%	320 bps	300 bps
Normalized EBITDA	1,753.6	14.1	-	191.0	1,958.7	11.7%	11.0%
% Normalized EBITDA margin	27.5%				29.8%	230 bps	200 bps

[5] The scope change in Brazil NAB refers to tax credits and related effects.

ambev.com.br	Press Release – October 29, 2026

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BRAZIL[6]

Brazil
R$ million	3Q25	Scope	Currency Translation	Organic Growth	3Q26	% As Reported	% Organic
Volume ('000 hl)	29,316.9	-		397.0	29,713.9	1.4%	1.4%
Net revenue	11,760.3	-	-	592.4	12,352.7	5.0%	5.0%
Net revenue/hl (R$)	401.1	-	-	14.6	415.7	3.6%	3.6%
COGS	(5,900.8)	-	-	(323.5)	(6,224.2)	5.5%	5.5%
COGS/hl (R$)	(201.3)	-	-	(8.2)	(209.5)	4.1%	4.1%
COGS excl. deprec. & amort.	(5,407.8)	-	-	(256.0)	(5,663.8)	4.7%	4.7%
COGS/hl excl. deprec. & amort. (R$)	(184.5)	-	-	(6.1)	(190.6)	3.3%	3.3%
Gross profit	5,859.6	-	-	268.9	6,128.5	4.6%	4.6%
% Gross margin	49.8%				49.6%	-20 bps	-20 bps
SG&A excl. deprec. & amort.	(2,936.8)	-	-	(251.9)	(3,188.7)	8.6%	8.6%
SG&A deprec. & amort.	(519.1)	-	-	27.1	(492.0)	-5.2%	-5.2%
SG&A total	(3,455.8)	-	-	(224.8)	(3,680.7)	6.5%	6.5%
Other operating income/(expenses)	565.9	134.3	-	(34.9)	665.2	17.6%	-6.2%
Normalized Operating Profit	2,969.6	134.3	-	9.2	3,113.1	4.8%	0.3%
% Normalized Operating margin	25.3%				25.2%	-10 bps	-120 bps
Normalized EBITDA	3,981.6	134.3	-	49.6	4,165.5	4.6%	1.2%
% Normalized EBITDA margin	33.9%				33.7%	-20 bps	-130 bps

Brazil
R$ million	YTD25	Scope	Currency Translation	Organic Growth	YTD26	% As Reported	% Organic
Volume ('000 hl)	89,414.9	-		962.7	90,377.6	1.1%	1.1%
Net revenue	35,036.5	-	-	2,422.5	37,458.9	6.9%	6.9%
Net revenue/hl (R$)	391.8	-	-	22.6	414.5	5.8%	5.8%
COGS	(17,488.8)	-	-	(1,076.6)	(18,565.4)	6.2%	6.2%
COGS/hl (R$)	(195.6)	-	-	(9.8)	(205.4)	5.0%	5.0%
COGS excl. deprec. & amort.	(16,008.7)	-	-	(1,063.0)	(17,071.6)	6.6%	6.6%
COGS/hl excl. deprec. & amort. (R$)	(179.0)	-	-	(9.9)	(188.9)	5.5%	5.5%
Gross profit	17,547.7	-	-	1,345.9	18,893.6	7.7%	7.7%
% Gross margin	50.1%				50.4%	30 bps	30 bps
SG&A excl. deprec. & amort.	(9,120.7)	-	-	(647.6)	(9,768.4)	7.1%	7.1%
SG&A deprec. & amort.	(1,591.3)	-	-	10.7	(1,580.6)	-0.7%	-0.7%
SG&A total	(10,712.0)	-	-	(636.9)	(11,349.0)	5.9%	5.9%
Other operating income/(expenses)	1,741.4	116.3	-	153.1	2,010.8	15.5%	9.2%
Normalized Operating Profit	8,577.1	116.3	-	862.1	9,555.4	11.4%	10.1%
% Normalized Operating margin	24.5%				25.5%	100 bps	70 bps
Normalized EBITDA	11,648.5	116.3	-	865.0	12,629.8	8.4%	7.5%
% Normalized EBITDA margin	33.2%				33.7%	50 bps	20 bps

[6] In 3Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 406.2(4.1% organic growth) and R$ (183.7) (4.8% organic growth), respectively. In YTD26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 404.5 (6.0% organic growth) and R$ (181.6) (6.4% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): Beer-led volume growth drove high-single digit top-line and double digit bottom-line increase, with margins expansion

•	Operating performance[7]:
o	3Q26: Total volumes increased by 2.3%, with beer volumes outperforming that growth. Top-line increased by 8.1%, with NR/hl excluding marketplace increasing 6.1%, mostly reflecting our revenue management strategy. Cash COGS/hl excluding marketplace increased by 5.5% and Cash SG&A increased by 3.3%, mainly reflecting increased administrative expenses. Normalized EBITDA increased by 11.4%, with gross and Normalized EBITDA margins expanding 160 bps and 140 bps, respectively.
o	YTD26: Net revenue increased by 8.3% (volumes +5.0% and NR/hl +3.2%), and Normalized EBITDA grew by 9.8%, with gross and Normalized EBITDA margins expansion of 230 bps and 70 bps, respectively.
•	Commercial highlights: In the Dominican Republic the consumer environment continues to be supportive, given the more favorable macro backdrop. Our portfolio continued to gain brand equity, both sequentially and year-on-year, supported by consistent Sales & Marketing investments, mainly driven by Presidente and The One. In Panama, a more supportive consumer backdrop, coupled with our portfolio strategy, drove low-teens beer volumes growth. Our beer portfolio has strengthened brand equity in the period once again, mainly driven by the Balboa family.

CAC
R$ million	3Q25	Scope	Currency Translation	Organic Growth	3Q26	% As Reported	% Organic
Volume ('000 hl)	3,097.6	(363.4)		62.2	2,796.3	-9.7%	2.3%
Net revenue	2,738.9	(295.8)	(74.5)	197.1	2,565.7	-6.3%	8.1%
Net revenue/hl (R$)	884.2	9.3	(26.6)	50.6	917.5	3.8%	5.7%
COGS	(1,208.9)	148.6	31.0	(43.1)	(1,072.3)	-11.3%	4.1%
COGS/hl (R$)	(390.3)	2.5	11.1	(6.8)	(383.5)	-1.7%	1.8%
COGS excl. deprec. & amort.	(1,081.8)	143.4	27.7	(51.2)	(961.8)	-11.1%	5.5%
COGS/hl excl. deprec. & amort. (R$)	(349.2)	6.0	9.9	(10.7)	(344.0)	-1.5%	3.1%
Gross profit	1,530.0	(147.2)	(43.4)	154.0	1,493.3	-2.4%	11.1%
% Gross margin	55.9%				58.2%	230 bps	160 bps
SG&A excl. deprec. & amort.	(436.1)	46.5	11.3	(12.7)	(391.1)	-10.3%	3.3%
SG&A deprec. & amort.	(54.2)	4.7	2.1	(7.6)	(55.0)	1.4%	15.4%
SG&A total	(490.3)	51.2	13.4	(20.3)	(446.0)	-9.0%	4.6%
Other operating income/(expenses)	5.8	1.1	(0.2)	(5.2)	1.4	-74.9%	-75.3%
Normalized Operating Profit	1,045.5	(94.9)	(30.3)	128.5	1,048.7	0.3%	13.5%
% Normalized Operating margin	38.2%				40.9%	270 bps	200 bps
Normalized EBITDA	1,226.8	(104.9)	(35.7)	128.0	1,214.2	-1.0%	11.4%
% Normalized EBITDA margin	44.8%				47.3%	250 bps	140 bps

[7] In 3Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$884.5 (6.1% organic growth) and R$ (314.8) (5.5% organic growth), respectively. In YTD26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 853.4 (4.1% organic growth) and R$ (307.1) (2.4% organic growth), respectively. The scope change in CAC refers to the deconsolidation of subsidiaries.

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CAC	YTD25	Scope	Currency Translation	Organic Growth	YTD26	% As Reported	% Organic
R$ million
Volume ('000 hl)	8,772.7	(1,139.8)		382.8	8,015.7	-8.6%	5.0%
Net revenue	8,180.4	(1,061.7)	(584.2)	593.9	7,128.4	-12.9%	8.3%
Net revenue/hl (R$)	932.5	0.2	(72.9)	29.5	889.3	-4.6%	3.2%
COGS	(3,711.1)	549.0	230.8	(86.1)	(3,017.4)	-18.7%	2.7%
COGS/hl (R$)	(423.0)	8.8	28.8	9.1	(376.4)	-11.0%	-2.2%
COGS excl. deprec. & amort.	(3,297.9)	521.7	204.0	(139.2)	(2,711.4)	-17.8%	5.0%
COGS/hl excl. deprec. & amort. (R$)	(375.9)	12.2	25.4	0.0	(338.3)	-10.0%	0.0%
Gross profit	4,469.3	(512.7)	(353.4)	507.8	4,111.0	-8.0%	12.8%
% Gross margin	54.6%				57.7%	310 bps	230 bps
SG&A excl. deprec. & amort.	(1,366.6)	173.1	107.3	(124.0)	(1,210.2)	-11.4%	10.4%
SG&A deprec. & amort.	(188.9)	26.7	13.7	(3.2)	(151.7)	-19.7%	2.0%
SG&A total	(1,555.5)	199.9	121.0	(127.2)	(1,361.9)	-12.5%	9.4%
Other operating income/(expenses)	2.9	4.4	1.4	(20.0)	(11.4)	nm	nm
Normalized Operating Profit	2,916.6	(308.4)	(231.1)	360.6	2,737.7	-6.1%	13.8%
% Normalized Operating margin	35.7%				38.4%	270 bps	190 bps
Normalized EBITDA	3,518.7	(362.4)	(271.6)	310.7	3,195.4	-9.2%	9.8%
% Normalized EBITDA margin	43.0%				44.8%	180 bps	70 bps

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Latin America South (LAS): Sequential improvement in beer volumes drove real growth in both top- and bottom-line, alongside margins expansion

•	Operating performance[8]:
o	3Q26: Volumes were down 1.4%. Top-line increased by 21.4%, with NR/hl excluding marketplace growing 23.6%, led by our consistent revenue management strategy. Cash COGS/hl and Cash SG&A increased below inflation, reflecting our disciplined approach towards cost and expenses management, even as we stepped up Sales & Marketing investments in the period. Normalized EBITDA increased by 41.5%, with gross and Normalized EBITDA margin expanding by 310 bps and 480 bps, respectively. Our performance in the quarter reflected our continued effort to optimize our operations, enabling us to deliver real growth, ahead of inflation, even amid a challenging consumer environment in Argentina, our main market in the region.
o	YTD26: Net revenue was up 11.8% (volumes -1.5% and NR/hl +13.5%), and Normalized EBITDA rose by 19.4%, with gross and Normalized EBITDA margin expansion of 210 bps and 180 bps, respectively.
•	Commercial highlights: In Argentina, total volumes declined by mid-single digit, mostly impacted by adverse weather and a soft consumer environment. Our beer portfolio brand equity has strengthened once again, reflecting our continued brand-building efforts, as we remain committed to the category development in the country, positioning our portfolio for future opportunities. In Bolivia, total volumes increased by high-single digit, driven by a recovered commercial momentum, following the temporary social unrest that disrupted mobility and logistics during 2Q26. Our beer portfolio gained brand equity once again, while we also estimate to have gained beer market share in the period, sustained by our consistent commercial execution.
LAS				IAS 29 6M Impact
R$ million	3Q25	Scope	Currency Translation		Organic Growth	3Q26	% As Reported	% Organic
Volume ('000 hl)	7,605.1	-		-	(106.2)	7,498.9	-1.4%	-1.4%
Net revenue	3,491.9	96.6	(202.3)	(94.3)	745.6	4,037.5	15.6%	21.4%
Net revenue/hl (R$)	459.2	12.9	(27.0)	(12.6)	105.9	538.4	17.3%	23.1%
COGS	(1,808.6)	(138.6)	(72.4)	86.2	(253.9)	(2,187.4)	20.9%	14.0%
COGS/hl (R$)	(237.8)	(18.5)	(9.6)	11.5	(37.2)	(291.7)	22.7%	15.7%
COGS excl. deprec. & amort.	(1,644.5)	(110.3)	(65.2)	80.8	(242.4)	(1,981.6)	20.5%	14.7%
COGS/hl excl. deprec. & amort. (R$)	(216.2)	(14.7)	(8.7)	10.8	(35.4)	(264.3)	22.2%	16.4%
Gross profit	1,683.3	(42.0)	(274.7)	(8.1)	491.7	1,850.2	9.9%	29.2%
% Gross margin	48.2%					45.8%	-240 bps	310 bps
SG&A excl. deprec. & amort.	(870.0)	(49.9)	(22.2)	44.5	(89.0)	(986.5)	13.4%	10.2%
SG&A deprec. & amort.	(91.9)	(0.8)	(5.9)	0.6	(7.9)	(106.0)	15.3%	8.6%
SG&A total	(961.9)	(50.7)	(28.1)	45.1	(96.9)	(1,092.5)	13.6%	10.1%
Other operating income/(expenses)	15.8	1.9	(1.7)	(0.3)	(1.9)	13.8	-13.0%	-12.1%
Normalized Operating Profit	737.2	(90.9)	(304.5)	36.7	392.8	771.4	4.6%	53.3%
% Normalized Operating margin	21.1%					19.1%	-200 bps	560 bps
Normalized EBITDA	993.3	(61.8)	(291.5)	30.8	412.3	1,083.2	9.0%	41.5%
% Normalized EBITDA margin	28.4%					26.8%	-160 bps	480 bps

[8] In 3Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 531.7 (23.6%organic growth) and R$(259.1) (17.2% organic growth), respectively. In YTD26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 546.6 (14.1% organic growth) and R$ (262.5) (10.0% organic growth), respectively. The scope change in LAS refers to the organic growth cap methodology in Argentina results, when triggered, and the effects of applying the Hyperinflation Accounting within the quarter. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15.

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LAS	YTD25	Scope	Currency Translation		Organic Growth	YTD26	% As Reported	% Organic
R$ million				IAS 29 6M Impact
Volume ('000 hl)	22,596.5	-		-	(331.1)	22,265.4	-1.5%	-1.5%
Net revenue	12,323.2	218.7	(1,542.8)	(155.9)	1,456.6	12,299.8	-0.2%	11.8%
Net revenue/hl (R$)	545.4	9.7	(69.3)	(6.9)	73.5	552.4	1.3%	13.5%
COGS	(6,586.3)	(300.2)	689.0	128.0	(476.8)	(6,546.3)	-0.6%	7.2%
COGS/hl (R$)	(291.5)	(13.3)	30.9	5.5	(25.7)	(294.0)	0.9%	8.8%
COGS excl. deprec. & amort.	(5,999.9)	(256.3)	626.8	120.0	(445.2)	(5,954.7)	-0.8%	7.4%
COGS/hl excl. deprec. & amort. (R$)	(265.5)	(11.3)	28.2	5.2	(23.9)	(267.4)	0.7%	9.0%
Gross profit	5,736.9	(81.5)	(853.8)	(28.0)	979.8	5,753.4	0.3%	17.1%
% Gross margin	46.6%					46.8%	20 bps	210 bps
SG&A excl. deprec. & amort.	(3,138.8)	(97.9)	397.6	66.2	(391.1)	(3,163.9)	0.8%	12.5%
SG&A deprec. & amort.	(310.2)	21.8	24.9	1.7	(24.5)	(286.3)	-7.7%	7.9%
SG&A total	(3,448.9)	(76.1)	422.5	67.9	(415.6)	(3,450.3)	0.0%	12.0%
Other operating income/(expenses)	32.2	2.9	(4.2)	(0.8)	4.7	34.8	8.0%	14.6%
Normalized Operating Profit	2,320.2	(154.7)	(435.6)	39.2	568.8	2,338.0	0.8%	24.5%
% Normalized Operating margin	18.8%					19.0%	20 bps	220 bps
Normalized EBITDA	3,216.7	(132.6)	(522.6)	29.5	624.9	3,216.0	0.0%	19.4%
% Normalized EBITDA margin	26.1%					26.1%	0 bps	180 bps

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Canada: Top- and bottom-line growth, with margins expansion, outperforming both beer and beyond beer industries

•	Operating performance[9]:
o	3Q26: Volumes decreased by 1.0%, outperforming a soft industry, which continued to be impacted by softer consumer demand. Top-line increased by 1.2%, with NR/hl excluding marketplace growing by 2.2%, reflecting our revenue management initiatives and premiumization. Cash COGS/hl excluding marketplace increased by 0.8% and Cash SG&A increased by 3.8%, primarily reflecting increased sales and marketing investments behind the FIFA World Cup in the quarter. Normalized EBITDA increased by 3.2%, with both gross and Normalized EBITDA margin expanding 20 bps and 60 bps, respectively.
o	YTD26: Net revenue was up 1.2% (volumes -1.5% and NR/hl +2.8%), and Normalized EBITDA increased by 3.8%, with both gross and Normalized EBITDA margin expanding 60 bps and 70 bps, respectively.
•	Commercial highlights: We gained both beer and beyond beer market share in the quarter, also remaining as the #1 share gainer in both categories year-to-date, according to our estimates. In Beer, both Above Core and Value segments grew in the period, with performance being led by Busch, Michelob Ultra and Corona, which were ranked as the top three fastest-growing beer brand families in the country. Beyond Beer growth was led by Cutwater, Mike’s and NUTRL.
Canada
R$ million	3Q25	Scope	Currency Translation	Organic Growth	3Q26	% As Reported	% Organic
Volume ('000 hl)	2,399.6	-		(23.7)	2,376.0	-1.0%	-1.0%
Net revenue	2,856.1	-	(252.4)	34.9	2,638.6	-7.6%	1.2%
Net revenue/hl (R$)	1,190.2	-	(106.2)	26.5	1,110.6	-6.7%	2.2%
COGS	(1,201.7)	-	105.6	(8.2)	(1,104.4)	-8.1%	0.7%
COGS/hl (R$)	(500.8)	-	44.4	(8.5)	(464.8)	-7.2%	1.7%
COGS excl. deprec. & amort.	(1,123.0)	-	97.9	1.6	(1,023.5)	-8.9%	-0.1%
COGS/hl excl. deprec. & amort. (R$)	(468.0)	-	41.2	(4.0)	(430.8)	-8.0%	0.9%
Gross profit	1,654.4	-	(146.8)	26.7	1,534.3	-7.3%	1.6%
% Gross margin	57.9%				58.1%	20 bps	20 bps
SG&A excl. deprec. & amort.	(855.3)	-	77.7	(32.2)	(809.9)	-5.3%	3.8%
SG&A deprec. & amort.	(71.3)	-	7.5	(15.6)	(79.3)	11.3%	21.9%
SG&A total	(926.6)	-	85.2	(47.8)	(889.2)	-4.0%	5.2%
Other operating income/(expenses)	(20.3)	-	(0.3)	23.4	2.8	nm	nm
Normalized Operating Profit	707.5	-	(61.8)	2.2	647.8	-8.4%	0.3%
% Normalized Operating margin	24.8%				24.6%	-20 bps	-30 bps
Normalized EBITDA	857.4	-	(77.1)	27.6	808.0	-5.8%	3.2%
% Normalized EBITDA margin	30.0%				30.6%	60 bps	60 bps

[9] In 3Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 1,108.4 (2.2% organic growth) and R$(429.3) (0.8% organic growth), respectively. In YTD26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 1,137.8 (2.8% organic growth) and R$ (439.1) (0.7% organic growth), respectively.

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Canada
R$ million	YTD25	Scope	Currency Translation	Organic Growth	YTD26	% As Reported	% Organic
Volume ('000 hl)	6,522.2	-		(99.9)	6,422.3	-1.5%	-1.5%
Net revenue	7,894.7	-	(669.9)	96.0	7,320.9	-7.3%	1.2%
Net revenue/hl (R$)	1,210.4	-	(104.3)	33.8	1,139.9	-5.8%	2.8%
COGS	(3,325.7)	-	278.3	6.1	(3,041.2)	-8.6%	-0.2%
COGS/hl (R$)	(509.9)	-	43.3	(7.0)	(473.5)	-7.1%	1.4%
COGS excl. deprec. & amort.	(3,114.9)	-	258.8	27.4	(2,828.6)	-9.2%	-0.9%
COGS/hl excl. deprec. & amort. (R$)	(477.6)	-	40.3	(3.2)	(440.4)	-7.8%	0.7%
Gross profit	4,569.1	-	(391.6)	102.1	4,279.6	-6.3%	2.2%
% Gross margin	57.9%				58.5%	60 bps	60 bps
SG&A excl. deprec. & amort.	(2,499.0)	-	214.6	(60.6)	(2,345.1)	-6.2%	2.4%
SG&A deprec. & amort.	(234.1)	-	18.5	13.9	(201.8)	-13.8%	-5.9%
SG&A total	(2,733.1)	-	233.1	(46.8)	(2,546.8)	-6.8%	1.7%
Other operating income/(expenses)	(8.3)	-	(1.3)	23.8	14.2	nm	nm
Normalized Operating Profit	1,827.6	-	(159.9)	79.2	1,746.9	-4.4%	4.3%
% Normalized Operating margin	23.1%				23.9%	80 bps	80 bps
Normalized EBITDA	2,272.5	-	(197.8)	86.6	2,161.4	-4.9%	3.8%
% Normalized EBITDA margin	28.8%				29.5%	70 bps	70 bps

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AMBEV CONSOLIDATED[10]

Ambev
R$ million	3Q25	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	3Q26	% As Reported	% Organic
Volume ('000 hl)	42,419.2	(363.4)			329.3	42,385.0	-0.1%	0.8%
Net revenue	20,847.3	(199.3)	(529.2)	(94.3)	1,570.0	21,594.6	3.6%	7.6%
Net revenue/hl (R$)	491.5	(0.5)	(12.5)	(2.4)	33.4	509.5	3.7%	6.8%
COGS	(10,120.0)	10.0	64.2	86.2	(628.8)	(10,588.3)	4.6%	6.3%
COGS/hl (R$)	(238.6)	(1.8)	1.5	2.2	(13.2)	(249.8)	4.7%	5.5%
COGS excl. deprec. & amort.	(9,257.1)	33.1	60.4	80.8	(547.9)	(9,630.7)	4.0%	6.0%
COGS/hl excl. deprec. & amort. (R$)	(218.2)	(1.1)	1.4	2.1	(11.4)	(227.2)	4.1%	5.2%
Gross profit	10,727.3	(189.2)	(464.9)	(8.1)	941.3	11,006.3	2.6%	8.9%
% Gross margin	51.5%					51.0%	-50 bps	60 bps
SG&A excl. deprec. & amort.	(5,098.1)	(3.4)	66.8	44.5	(385.9)	(5,376.2)	5.5%	7.6%
SG&A deprec. & amort.	(736.4)	3.9	3.8	0.6	(4.1)	(732.2)	-0.6%	0.6%
SG&A total	(5,834.6)	0.5	70.5	45.1	(390.0)	(6,108.4)	4.7%	6.7%
Other operating income/(expenses)	567.1	137.2	(2.3)	(0.3)	(18.6)	683.2	20.5%	-3.3%
Normalized Operating Profit	5,459.8	(51.5)	(396.7)	36.7	532.7	5,581.0	2.2%	9.9%
% Normalized Operating margin	26.2%					25.8%	-40 bps	60 bps
Exceptional items above EBITDA	845.5	(9.0)	(5.1)	6.6	(881.0)	(43.0)	nm	nm
Net finance results	(1,086.0)					(312.4)	-71.2%
Share of results of joint ventures	(5.4)					22.8	nm
Income tax expense	(350.2)					(882.1)	151.9%
Profit	4,863.7					4,366.3	-10.2%
Attributable to Ambev holders	4,745.1					4,245.4	-10.5%
Attributable to non-controlling interests	118.6					120.9	2.0%

Normalized profit	3,843.1					4,393.6	14.3%
Attributable to Ambev holders	3,743.0					4,272.4	14.1%

Normalized EBITDA	7,059.1	(32.4)	(404.2)	30.8	617.6	7,270.9	3.0%	8.9%
% Normalized EBITDA margin	33.9%					33.7%	-20 bps	40 bps

Ambev
R$ million	YTD25	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	YTD26	% As Reported	% Organic
Volume ('000 hl)	127,306.2	(1,139.8)			914.5	127,080.9	-0.2%	0.7%
Net revenue	63,434.8	(843.0)	(2,796.8)	(155.9)	4,568.9	64,208.0	1.2%	7.3%
Net revenue/hl (R$)	498.3	(2.2)	(22.0)	(1.4)	32.5	505.3	1.4%	6.6%
COGS	(31,111.9)	248.8	1,198.0	128.0	(1,633.3)	(31,170.3)	0.2%	5.3%
COGS/hl (R$)	(244.4)	(0.2)	9.4	1.0	(11.1)	(245.3)	0.4%	4.6%
COGS excl. deprec. & amort.	(28,421.4)	265.4	1,089.6	120.0	(1,620.0)	(28,566.3)	0.5%	5.8%
COGS/hl excl. deprec. & amort. (R$)	(223.3)	0.1	8.6	1.1	(11.3)	(224.8)	0.7%	5.0%
Gross profit	32,323.0	(594.2)	(1,598.8)	(28.0)	2,935.6	33,037.6	2.2%	9.2%
% Gross margin	51.0%					51.5%	50 bps	90 bps
SG&A excl. deprec. & amort.	(16,125.1)	75.3	719.5	66.2	(1,223.4)	(16,487.5)	2.2%	7.7%
SG&A deprec. & amort.	(2,324.5)	48.5	57.0	1.7	(3.1)	(2,220.4)	-4.5%	0.1%
SG&A total	(18,449.7)	123.8	776.5	67.9	(1,226.4)	(18,708.0)	1.4%	6.7%
Other operating income/(expenses)	1,768.2	123.6	(4.2)	(0.8)	161.6	2,048.4	15.8%	9.5%
Normalized Operating Profit	15,641.5	(346.8)	(826.5)	39.2	1,870.7	16,378.1	4.7%	12.3%
% Normalized Operating margin	24.7%					25.5%	80 bps	110 bps
Exceptional items above EBITDA	772.9	(16.6)	4.7	11.5	(809.8)	(37.3)	nm	nm
Net finance results	(2,916.4)					(1,855.0)	-36.4%
Share of results of joint ventures	(8.1)					33.4	nm
Income tax expense	(2,031.0)					(2,792.5)	37.5%
Profit	11,458.9					11,726.6	2.3%
Attributable to Ambev holders	11,156.8					11,400.6	2.2%
Attributable to non-controlling interests	302.1					326.0	7.9%

Normalized profit	10,496.0					11,718.7	11.6%
Attributable to Ambev holders	10,212.1					11,392.1	11.6%

Normalized EBITDA	20,656.5	(378.7)	(992.0)	29.5	1,887.1	21,202.5	2.6%	9.3%
% Normalized EBITDA margin	32.6%					33.0%	40 bps	60 bps

[10] In 3Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 499.3 (7.2% organic growth) and R$ (219.5) (6.5% organic growth), respectively. In YTD26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 494.8 (6.9% organic growth) and R$ (216.7) (6.0% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; (ii) deconsolidation of subsidiaries in CAC; and (iii) the organic growth cap methodology in Argentina results, when triggered, and the effects of applying the Hyperinflation Accounting within the quarter in LAS.

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	3Q25	3Q26	YTD25	YTD26
R$ million

Government grants and subsidized loan gains	484.7	460.8	1,357.9	1,432.8
(Additions to)/reversals of provisions	(9.2)	(6.9)	(84.0)	(1.9)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and investments in associates	9.9	33.6	71.9	96.1
Other operating income/(expenses), net	81.7	195.7	422.3	521.4

Total	567.1	683.2	1,768.2	2,048.4

EXCEPTIONAL ITEMS

Exceptional items above EBITDA correspond to restructuring expenses primarily related to organizational realignments resulting from the Group’s operational improvements, resizing initiatives and digitalization efforts, as well as to the effect related to the deconsolidation of balance sheet amounts, including the sale of a subsidiary, as described in Note 1 - General Information, item 1.3.4 - Completion of the third tranche – Sale of subsidiary to our financial statements.

Exceptional Items	3Q25	3Q26	YTD25	YTD26
R$ million

Restructuring	(39.0)	(34.1)	(111.6)	(114.7)
Subsidiary restructuring	884.5	(8.9)	884.5	77.4

Total	845.5	(43.0)	772.9	(37.3)

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NET FINANCE RESULTS

Net finance results in 3Q26 totaled R$ (312.4) million, an improvement of R$ 773.6 million compared to 3Q25, broken down as follows:

•	Interest income totaled R$ 627.0 million, mainly explained by: (i) interest income of R$ 325.3 million from cash balance investments in Brazil and Argentina, and (ii) interest rate on Brazilian tax credits of R$ 238.5 million.
•	Interest expense totaled R$ (560.3) million, mainly impacted by: (i) fair value adjustments of payables pursuant to IFRS 13 (CPC 46) of R$ (343.0) million, (ii) lease liabilities interest accruals of R$ (63.9) million in accordance with IFRS 16 (CPC 06 R2), (iii) interest on tax incentives of R$ (42.4) million, and (iv) CND put option interest accruals of R$ (37.6) million.
•	Losses on derivative instruments of R$ (207.9) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.9 billion in Brazil, with approximately 9.3% carry cost, and (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 264.8 million in the country.
•	Gains on non-derivative instruments of R$ 151.7 million, mainly driven by non-cash foreign exchange gains on hard-currency balances held by the Company.
•	Taxes on financial transactions of R$ (46.1) million.
•	Other financial expenses of R$ (252.6) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial expense of R$ (24.1) million resulting from the adoption of hyperinflation accounting in Argentina.
Net finance results[11]	3Q25	3Q26	YTD25	YTD26
R$ million

Interest income	389.7	627.0	1,451.4	1,822.9
Interest expenses	(488.0)	(560.3)	(1,499.1)	(1,634.6)
Gains/(losses) on derivative instruments	(283.1)	(207.9)	(837.8)	(912.7)
Gains/(losses) on non-derivative instruments	(524.1)	151.7	(1,539.4)	(295.6)
Taxes on financial transactions	(97.5)	(46.1)	(217.3)	(152.0)
Other net financial income/(expenses)	(64.0)	(252.6)	(228.9)	(687.3)
Hyperinflation Argentina	(19.0)	(24.1)	(45.2)	4.2
	-	-
Net finance results	(1,086.0)	(312.4)	(2,916.4)	(1,855.0)

[11] Other net financial income/(expenses) line is impacted by the effect of exceptional items below EBITDA.

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DEBT BREAKDOWN

Debt breakdown	December 31, 2025			September 30, 2026
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local currency	885.5	1,548.3	2,433.9	768.1	1,157.6	1,925.7
Foreign currency	281.8	671.3	953.0	229.0	560.1	789.1
Consolidated Debt	1,167.3	2,219.6	3,386.9	997.1	1,717.7	2,714.8

Cash and cash equivalents less bank overdrafts			18,638.2			19,188.2
Current investment securities			1,681.7			2,725.9

Net debt/(cash)			(16,933.0)			(19,199.4)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution[12]	3Q25	3Q26	YTD25	YTD26
R$ million

Profit before income tax	5,213.9	5,248.4	13,489.9	14,519.1

Adjustment to the taxable basis
Other non-taxable income	(530.0)	(166.7)	(860.3)	(493.2)
Government grants related to taxes on sales	(97.5)	(100.9)	(291.4)	(312.6)
Share of results of associates and joint ventures	5.4	(22.8)	8.1	(33.4)
Non-deductible expenses	0.1	97.8	305.3	405.4
Taxation on a universal basis and other adjustments related to foreign subsidiaries	183.7	107.6	188.7	495.6
Total	4,775.6	5,163.4	12,840.4	14,580.9
Aggregated weighted nominal tax rate	27.7%	29.2%	27.6%	29.6%
Taxes payable – nominal rate	(1,322.3)	(1,507.8)	(3,546.4)	(4,321.3)

Adjustment to tax expenses
Income tax incentives	210.4	115.2	318.6	316.0
Deductible interest on capital	472.2	496.0	1,066.9	1,262.5
Tax savings arising from the amortization of goodwill	0.9	0.9	2.7	2.7
Withholding income tax	(76.9)	(84.2)	(180.4)	(215.2)
Argentina's hyperinflation effect	13.8	3.9	(14.2)	48.6
Recognition/(write-off) of deferred charges on tax losses	(13.5)	(14.7)	(59.0)	(49.7)
Other tax adjustments	365.3	108.6	380.9	163.8
Income tax and social contribution expense	(350.2)	(882.1)	(2,031.0)	(2,792.5)
Effective tax rate	6.7%	16.8%	15.1%	19.2%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2026.

Ambev S.A.'s shareholding structure[13]
	ON ('000 shares)	% Outs
Interbrew International GmbH	8,441,666	54.53%
Ambrew S.A.R.L.	1,287,686	8.32%
Fundação Zerrenner	1,609,987	10.40%
Market (free float)	4,077,148	26.32%
Treasury shares	68,178	0.44%
	15,484,665	100.00%

[12] Other non-taxable income and Other tax adjustments lines are impacted by the effect of exceptional items below EBITDA.

[13] In August 2026, the Board of Directors approved the cancellation of 279 million treasury shares, without reducing the share capital.

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FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying hyperinflation accounting. The IFRS and CPC standards (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., September 30, 2026 closing rate for 3Q26 and YTD26 results).

The YTD26 hyperinflation accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the YTD26 results against a dedicated line in the finance results; and (ii) the difference between the translation of the YTD26 results at the closing exchange rate of September 30, 2026, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 3Q25, YTD25, 3Q26 and YTD26 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	3Q25	3Q26	YTD25	YTD26
Indexation(1)	197.8	212.2	454.1	454.1
Currency(2)	(600.1)	(69.6)	(1,208.6)	(244.4)
Total Impact	(402.3)	142.6	(754.5)	209.7
Normalized EBITDA
R$ million	3Q25	3Q26	YTD25	YTD26
Indexation(1)	0.7	(35.1)	(1.3)	(91.7)
Currency(2)	40.0	(1.9)	18.6	(6.3)
Total Impact	40.7	(37.0)	17.3	(98.0)

ARS/BRL average rate			206.6491	279.5909
ARS/BRL closing rate	257.0449	292.5714	257.0449	292.5714
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 3Q26, the transition to hyperinflation accounting in accordance with the IFRS rules resulted in (i) a negative adjustment of R$24.1 million reported in the finance results, (ii) a negative impact on the Profit of R$ 192.2 million, (iii) a negative impact on the Normalized Profit of R$ 190.7 million, and (iv) a negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

In YTD26, the consequences of the transition were (i) a positive adjustment of R$4.2 million reported in the finance results, (ii) a negative impact on the Profit of R$ 495.1 million, (iii) a negative impact on the Normalized Profit of R$ 493.8 million, and (iv) a negative impact of R$ 0.03 on EPS, as well as on Normalized EPS.

The Q3 results are calculated by deducting from the YTD results the HY results as published. Consequently, LAS and consolidated 3Q26, 3Q25, YTD26 and YTD25 results are impacted by the adjustment of HY results for the cumulative inflation between reporting periods, as well as by the translation of HY results at the YTD closing exchange rate, of September 30 as follows:

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LAS - 6M As Reported	YTD25	Scope	Currency Translation	Organic Growth	YTD26	% Organic
Net revenue	12,323.2	218.7	(1,542.8)	1,456.6	12,299.8	11.8%
COGS	(6,586.3)	(300.2)	689.0	(476.8)	(6,546.3)	7.2%
COGS excl. deprec. & amort.	(5,999.9)	(256.3)	626.8	(445.2)	(5,954.7)	7.4%
Gross profit	5,736.9	(81.5)	(853.8)	979.8	5,753.4	17.1%
SG&A excl. deprec. & amort.	(3,138.8)	(97.9)	397.6	(391.1)	(3,163.9)	12.5%
SG&A deprec. & amort.	(310.2)	21.8	24.9	(24.5)	(286.3)	7.9%
SG&A total	(3,448.9)	(76.1)	422.5	(415.6)	(3,450.3)	12.0%
Other operating income/(expenses)	32.2	2.9	(4.2)	4.7	34.8	14.6%
Normalized Operating Profit	2,320.2	(154.7)	(435.6)	568.8	2,338.0	24.5%
Normalized EBITDA	3,216.7	(132.6)	(522.6)	624.9	3,216.0	19.4%

LAS - 6M Recalculated at YTD Exchange Rates	YTD25	Scope	Currency Translation	Organic Growth	YTD26	% Organic
Net revenue	11,896.8	124.4	(928.9)	1,456.6	12,392.9	0.0%
COGS	(6,361.7)	(214.0)	322.7	(476.8)	(6,601.9)	0.0%
COGS excl. deprec. & amort.	(5,800.2)	(175.5)	296.1	(445.2)	(6,004.8)	0.0%
Gross profit	5,535.0	(89.6)	(606.2)	979.8	5,791.0	0.0%
SG&A excl. deprec. & amort.	(3,011.9)	(53.3)	195.5	(391.1)	(3,194.6)	0.0%
SG&A deprec. & amort.	(296.7)	22.3	8.4	(24.5)	(288.8)	0.0%
SG&A total	(3,308.6)	(31.0)	203.9	(415.6)	(3,483.4)	0.0%
Other operating income/(expenses)	31.4	2.6	(2.9)	4.7	35.0	0.0%
Normalized Operating Profit	2,257.8	(118.0)	(405.3)	568.8	2,342.6	0.0%
Normalized EBITDA	3,116.0	(101.8)	(440.2)	624.9	3,228.5	0.0%

LAS - 6M Recalculation Impact in 3Q	YTD25	Scope	Currency Translation	Organic Growth	YTD26	% Organic
Net revenue	(426.5)	(94.3)	613.8	-	93.1	0.0%
COGS	224.5	86.2	(366.3)	-	(55.6)	0.0%
COGS excl. deprec. & amort.	199.7	80.8	(330.7)	-	(50.2)	0.0%
Gross profit	(201.9)	(8.1)	247.5	-	37.5	0.0%
SG&A excl. deprec. & amort.	126.9	44.5	(202.1)	-	(30.6)	0.0%
SG&A deprec. & amort.	13.4	0.6	(16.5)	-	(2.5)	0.0%
SG&A total	140.3	45.1	(218.6)	-	(33.1)	0.0%
Other operating income/(expenses)	(0.8)	(0.3)	1.3	-	0.2	0.0%
Normalized Operating Profit	(62.4)	36.7	30.3	-	4.6	0.0%
Normalized EBITDA	(100.7)	30.8	82.4	-	12.5	0.0%

LAS 3M, 6M Recalculation Impact in YTD	YTD25	Scope	Currency Translation	Organic Growth	YTD26	% Organic
Net revenue	(711.2)	(155.9)	888.0	-	20.9
COGS	373.6	128.0	(517.3)	-	(15.8)
COGS excl. deprec. & amort.	335.4	120.0	(469.1)	-	(13.7)
Gross profit	(337.6)	(28.0)	370.7	-	5.1
SG&A excl. deprec. & amort.	203.4	66.2	(279.8)	-	(10.2)
SG&A deprec. & amort.	19.6	1.7	(22.3)	-	(1.0)
SG&A total	223.0	67.9	(302.1)	-	(11.1)
Other operating income/(expenses)	(1.6)	(0.8)	2.4	-	(0.1)
Normalized Operating Profit	(116.2)	39.2	70.9	-	(6.1)
Normalized EBITDA	(174.1)	29.5	141.5	-	(3.1)

For FY26, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap applies, calculated on a “per hectoliter” basis when applicable. For other income statement lines disclosed, organic growth is calculated pro rata to the capped net revenue growth. Such calculation method applies to amounts in local currency that are then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments are made through scope changes when triggered.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Normalized EBITDA, Normalized Operating Profit and Normalized Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

EBITDA, Normalized Operating Profit and Normalized Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA, Normalized Operating Profit and Normalized Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA, Normalized Operating Profit and Normalized Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA[14]	3Q25	3Q26	YTD25	YTD26
R$ million
Attributable to equity holders of Ambev	4,745.1	4,245.4	11,156.8	11,400.6
Attributable to Non-controlling interest	118.6	120.9	302.1	326.0
Profit	4,863.7	4,366.3	11,458.9	11,726.6
Exceptional items above EBITDA	(845.5)	43.0	(772.9)	37.3
Exceptional items below EBITDA	(175.1)	(15.7)	(190.0)	(45.2)
Normalized Profit	3,843.1	4,393.6	10,496.0	11,718.7
Exceptional items above EBITDA	845.5	(43.0)	772.9	(37.3)
Exceptional items below EBITDA	175.1	15.7	190.0	45.2
Income tax expense	350.2	882.1	2,031.0	2,792.5
Profit before taxes	5,213.9	5,248.4	13,489.9	14,519.1
Share of results of associates and joint ventures	5.4	(22.8)	8.1	(33.4)
Net finance results	1,086.0	312.4	2,916.4	1,855.0
Exceptional items above EBITDA	(845.5)	43.0	(772.9)	37.3
Normalized Operating Profit	5,459.8	5,581.0	15,641.5	16,378.1
Depreciation & amortization - total	1,599.3	1,689.8	5,015.0	4,824.5
Normalized EBITDA	7,059.1	7,270.9	20,656.5	21,202.5
Exceptional items above EBITDA	845.5	(43.0)	772.9	(37.3)
Share of results of joint ventures	(5.4)	22.8	(8.1)	33.4
EBITDA	7,899.2	7,250.7	21,421.3	21,198.6

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RECONCILIATION OF NET FINANCE RESULTS BETWEEN INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND PRESS RELEASE

Net finance results presented on page 12 are a summarized view used by Ambev’s management to measure and analyze the Company’s financial performance. The reconciliation between such summarized view and Interim Consolidated Financial Statements is presented below:

Reconciliation - Net finance results	3Q25	3Q26	YTD25	YTD26
R$ million
Income from cash and cash equivalents	271.7	299.3	863.3	997.5
Income from debt securities	45.5	80.3	126.0	212.9
Income from other receivables	72.5	247.3	462.0	612.5
Interest income	389.7	627.0	1,451.4	1,822.9
Interest on accounts payable present value adjustment	(271.9)	(343.0)	(817.4)	(990.4)
Interest on bank debts and tax incentives	(42.3)	(38.1)	(129.9)	(125.2)
Interest on leases	(67.0)	(63.9)	(188.6)	(204.8)
Other interest expenses	(106.8)	(115.4)	(363.3)	(314.2)
Interest expenses	(488.0)	(560.3)	(1,499.1)	(1,634.6)
Losses on hedging instruments	(283.1)	(207.9)	(837.8)	(912.7)
Gains/(losses) on derivative instruments	(283.1)	(207.9)	(837.8)	(912.7)
Exchange differences, net	(524.1)	151.7	(1,539.4)	(295.6)
Gains/(losses) on non-derivative instruments	(524.1)	151.7	(1,539.4)	(295.6)
Taxes on financial transactions	(97.5)	(46.1)	(217.3)	(152.0)
Taxes on financial transactions	(97.5)	(46.1)	(217.3)	(152.0)
Interest on provisions for disputes and litigation	(204.7)	(71.9)	(292.6)	(134.7)
Interest on pension plans	(27.0)	(28.4)	(82.3)	(86.6)
Bank guarantee expenses and surety bond premiums	(42.8)	(78.1)	(213.2)	(264.0)
Other net financial income/(expenses)	210.4	(74.3)	359.1	(202.0)
Other net financial income/(expenses)	(64.0)	(252.6)	(228.9)	(687.3)
Effects of the application of IAS 29 (hyperinflation)	(19.0)	(24.1)	(45.2)	4.2
Hyperinflation Argentina	(19.0)	(24.1)	(45.2)	4.2
Net finance results	(1,086.0)	(312.4)	(2,916.4)	(1,855.0)

[14] Exceptional items below EBITDA correspond to the exceptional items that impacted net financing costs and income tax expenses.

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SHARE BUYBACK PROGRAM

On October 28th, 2026, our Board of Directors approved a Share Buyback Program for the repurchase of shares issued by the Company up to the limit of 190,000,000 common shares (“Program”), with the primary purpose of cancellation of such shares. Any remaining shares may be held in treasury, transferred and/or delivered under the Company's share-based payment plans. The Program will remain in effect until April 28, 2028.

Additional information about the Program is available to shareholders on the websites of the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/en?set_language=en), B3 S.A. - Brasil, Bolsa, Balcão (https://www.b3.com.br/en_us/) and the Company (https://ri.ambev.com.br/en/).

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3Q 2026 EARNINGS CONFERENCE CALL

Speakers:	Carlos Lisboa
Chief Executive Officer

Guilherme Fleury
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	October 29th, 2026 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated in our website can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Patrick Conrad	Elisa Moukarzel Sbardelini	Leandro Ferreira De Souza

patrick.conrad@ambev.com.br	elisa.sbardelini@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – October 29, 2026

Page | 25

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Whenever used in this document, terms referring to percentage changes are intended to simplify the reader’s understanding and correspond to the following ranges, regardless of whether the variance is positive or negative: flat (0.0 - 0.1%); low-single digit (LSD: 0.2 - 3.3%); mid-single digit (MSD: 3.4 - 6.6%); high-single digit (HSD: 6.7 - 9.9%); double-digit (10.0 - 19.9%); low-teens (10.1 - 13.3%); mid-teens (13.4 - 16.6%); high-teens (16.7 - 19.9%); twenties (20.0 - 29.9%); low-twenties (20.1 – 23.3%); mid-twenties (23.4 – 26.6%); high-twenties (26.7 – 29.9%). For higher percentages that exceed the prior defined ranges, the same classification logic shall be applied accordingly.

Whenever used in this document, the term "nm" refers to "not meaningful" and is intended to facilitate readability. It is used when the percentage variation exceeds 200% or is below -200%, or when the values compared have opposite signs between periods.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2025 (3Q25). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ambev.com.br	Press Release – October 29, 2026

Page | 26

Ambev - EBITDA to Normalized EBITDA Reconciliation by Segment		Brazil								CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%

EBITDA	3,385.2	3,536.8	1.1%	587.4	623.0	2.6%	3,972.5	4,159.8	1.1%	2,109.8	1,221.8	-37.2%	959.4	1,061.6	45.1%	857.5	807.5	3.1%	7,899.2	7,250.7	-3.0%
% of total	42.9%	48.8%		7.4%	8.6%		50.3%	57.4%		26.7%	16.9%		12.1%	14.6%		10.9%	11.1%		100.0%	100.0%
Exceptional items	-3.8	-8.0	109.4%	-	-	0.0%	-3.8	-8.0	109.4%	883.0	-13.0	nm	-33.9	-21.5	-60.9%	0.2	-0.5	nm	845.5	-43.0	nm
% of total	-0.4%	18.5%		0.0%	0.0%		-0.4%	18.5%		104.4%	30.3%		-4.0%	50.1%		0.0%	1.1%		100.0%	100.0%
Share of results of joint ventures	-5.3	2.2	nm	-	-	0.0%	-5.3	2.2	nm	-	20.5	0.0%	-	-	0.0%	-0.1	-	-100.0%	-5.4	22.8	nm
% of total	98.0%	9.8%		0.0%	0.0%		98.0%	9.8%		0.0%	90.2%		0.0%	0.0%		2.0%	0.0%		100.0%	100.0%
Normalized EBITDA	3,394.3	3,542.6	1.0%	587.4	623.0	2.6%	3,981.6	4,165.5	1.2%	1,226.8	1,214.2	11.4%	993.3	1,083.2	41.5%	857.4	808.0	3.2%	7,059.1	7,270.9	8.9%
% of total	48.1%	48.7%		8.3%	8.6%		56.4%	57.3%		17.4%	16.7%		14.1%	14.9%		12.1%	11.1%		100.0%	100.0%

Ambev - EBITDA to Normalized EBITDA Reconciliation by Segment		Brazil								CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%

EBITDA	9,865.8	10,651.4	7.0%	1,753.6	1,958.7	11.0%	11,619.4	12,610.1	7.6%	4,396.9	3,296.4	-11.3%	3,148.4	3,133.3	19.2%	2,256.6	2,158.8	4.4%	21,421.3	21,198.6	5.3%
% of total	46.1%	50.2%		8.2%	9.2%		54.2%	59.5%		20.5%	15.5%		14.7%	14.8%		10.5%	10.2%		100.0%	100.0%
Exceptional items	-21.1	-18.9	6.9%	-	-	0.0%	-21.1	-18.9	-10.2%	878.2	66.8	-91.7%	-68.3	-82.7	29.1%	-15.9	-2.6	-82.3%	772.9	-37.3	nm
% of total	-2.7%	50.7%		0.0%	0.0%		-2.7%	50.7%		113.6%	-179.0%		-8.8%	221.3%		-2.1%	6.9%		100.0%	100.0%
Share of results of joint ventures	-8.1	-0.7	-91.1%	-	-	0.0%	-8.1	-0.7	-91.1%	-	34.2	0.0%	-	-	0.0%	-0.1	-	-100.0%	-8.1	33.4	nm
% of total	99.1%	-2.2%		0.0%	0.0%		99.1%	-2.2%		0.0%	102.2%		0.0%	0.0%		0.9%	0.0%		100.0%	100.0%
Normalized EBITDA	9,894.9	10,671.1	6.9%	1,753.6	1,958.7	11.0%	11,648.5	12,629.8	7.5%	3,518.7	3,195.4	9.8%	3,216.7	3,216.0	19.4%	2,272.5	2,161.4	3.8%	20,656.5	21,202.5	9.3%
% of total	47.9%	50.3%		8.5%	9.2%		56.4%	59.6%		17.0%	15.1%		15.6%	15.2%		11.0%	10.2%		100.0%	100.0%

ambev.com.br	Press Release – October 29, 2026

Page | 27

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%		3Q25	3Q26%
Volume ('000 hl)	21,556.8	21,673.4	0.5%	7,760.2	8,040.6	3.6%	29,316.9	29,713.9	1.4%	3,097.6	2,796.3	2.3%	7,605.1	7,498.9	-1.4%	2,399.6	2,376.0	-1.0%	42,419.2	42,385.0	0.8%
R$ million
Net revenue	9,677.2	10,138.9	4.8%	2,083.1	2,213.8	6.3%	11,760.3	12,352.7	5.0%	2,738.9	2,565.7	8.1%	3,491.9	4,037.5	21.4%	2,856.1	2,638.6	1.2%	20,847.3	21,594.6	7.6%
% of total	46.4%	47.0%		10.0%	10.3%		56.4%	57.2%		13.1%	11.9%		16.8%	18.7%		13.7%	12.2%		100.0%	100.0%
COGS	(4,749.7)	(4,991.8)	5.1%	(1,151.1)	(1,232.5)	7.1%	(5,900.8)	(6,224.2)	5.5%	(1,208.9)	(1,072.3)	4.1%	(1,808.6)	(2,187.4)	14.0%	(1,201.7)	(1,104.4)	0.7%	(10,120.0)	(10,588.3)	6.3%
% of total	46.9%	47.1%		11.4%	11.6%		58.3%	58.8%		11.9%	10.1%		17.9%	20.7%		11.9%	10.4%		100.0%	100.0%
Gross profit	4,927.5	5,147.2	4.5%	932.0	981.3	5.3%	5,859.6	6,128.5	4.6%	1,530.0	1,493.3	11.1%	1,683.3	1,850.2	29.2%	1,654.4	1,534.3	1.6%	10,727.3	11,006.3	8.9%
% of total	45.9%	46.8%		8.7%	8.9%		54.6%	55.7%		14.3%	13.6%		15.7%	16.8%		15.4%	13.9%		100.0%	100.0%
SG&A	(2,912.0)	(3,136.4)	7.7%	(543.8)	(544.3)	0.1%	(3,455.8)	(3,680.7)	6.5%	(490.3)	(446.0)	4.6%	(961.9)	(1,092.5)	10.1%	(926.6)	(889.2)	5.2%	(5,834.6)	(6,108.4)	6.7%
% of total	49.9%	51.3%		9.3%	8.9%		59.2%	60.3%		8.4%	7.3%		16.5%	17.9%		15.9%	14.6%		100.0%	100.0%
Other operating income/(expenses)	467.1	556.5	-5.2%	98.8	108.7	-10.8%	565.9	665.2	-6.2%	5.8	1.4	-75.3%	15.8	13.8	-12.1%	(20.3)	2.8	nm	567.1	683.2	-3.3%
% of total	82.4%	81.5%		17.4%	15.9%		99.8%	97.4%		1.0%	0.2%		2.8%	2.0%		-3.6%	0.4%		100.0%	100.0%
Normalized Operating Profit	2,482.6	2,567.3	-1.2%	487.0	545.7	7.8%	2,969.6	3,113.1	0.3%	1,045.5	1,048.7	13.5%	737.2	771.4	53.3%	707.5	647.8	0.3%	5,459.8	5,581.0	9.9%
% of total	45.5%	46.0%		8.9%	9.8%		54.4%	55.8%		19.1%	18.8%		13.5%	13.8%		13.0%	11.6%		100.0%	100.0%
Normalized EBITDA	3,394.3	3,542.6	1.0%	587.4	623.0	2.6%	3,981.6	4,165.5	1.2%	1,226.8	1,214.2	11.4%	993.3	1,083.2	41.5%	857.4	808.0	3.2%	7,059.1	7,270.9	8.9%
% of total	48.1%	48.7%		8.3%	8.6%		56.4%	57.3%		17.4%	16.7%		14.1%	14.9%		12.1%	11.1%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-49.1%	-49.2%		-55.3%	-55.7%		-50.2%	-50.4%		-44.1%	-41.8%		-51.8%	-54.2%		-42.1%	-41.9%		-48.5%	-49.0%
Gross profit	50.9%	50.8%		44.7%	44.3%		49.8%	49.6%		55.9%	58.2%		48.2%	45.8%		57.9%	58.1%		51.5%	51.0%
SG&A	-30.1%	-30.9%		-26.1%	-24.6%		-29.4%	-29.8%		-17.9%	-17.4%		-27.5%	-27.1%		-32.4%	-33.7%		-28.0%	-28.3%
Other operating income/(expenses)	4.8%	5.5%		4.7%	4.9%		4.8%	5.4%		0.2%	0.1%		0.5%	0.3%		-0.7%	0.1%		2.7%	3.2%
Normalized Operating Profit	25.7%	25.3%		23.4%	24.7%		25.3%	25.2%		38.2%	40.9%		21.1%	19.1%		24.8%	24.6%		26.2%	25.8%
Normalized EBITDA	35.1%	34.9%		28.2%	28.1%		33.9%	33.7%		44.8%	47.3%		28.4%	26.8%		30.0%	30.6%		33.9%	33.7%

Per hectoliter - (R$/hl)
Net revenue	448.9	467.8	4.2%	268.4	275.3	2.6%	401.1	415.7	3.6%	884.2	917.5	5.7%	459.2	538.4	23.1%	1,190.2	1,110.6	2.2%	491.5	509.5	6.8%
COGS	(220.3)	(230.3)	4.5%	(148.3)	(153.3)	3.3%	(201.3)	(209.5)	4.1%	(390.3)	(383.5)	1.8%	(237.8)	(291.7)	15.7%	(500.8)	(464.8)	1.7%	(238.6)	(249.8)	5.5%
Gross profit	228.6	237.5	3.9%	120.1	122.0	1.6%	199.9	206.2	3.2%	493.9	534.0	8.7%	221.3	246.7	31.0%	689.4	645.7	2.6%	252.9	259.7	8.1%
SG&A	(135.1)	(144.7)	7.1%	(70.1)	(67.7)	-3.4%	(117.9)	(123.9)	5.1%	(158.3)	(159.5)	2.3%	(126.5)	(145.7)	11.6%	(386.1)	(374.2)	6.2%	(137.5)	(144.1)	5.9%
Other operating income/(expenses)	21.7	25.7	-5.7%	12.7	13.5	-13.9%	19.3	22.4	-7.4%	1.9	0.5	-75.9%	2.1	1.8	-10.9%	(8.5)	1.2	nm	13.4	16.1	-4.0%
Normalized Operating Profit	115.2	118.5	-1.7%	62.8	67.9	4.1%	101.3	104.8	-1.0%	337.5	375.0	11.0%	96.9	102.9	55.5%	294.8	272.7	1.3%	128.7	131.7	9.1%
Normalized EBITDA	157.5	163.5	0.5%	75.7	77.5	-1.0%	135.8	140.2	-0.1%	396.0	434.2	8.9%	130.6	144.4	43.5%	357.3	340.1	4.3%	166.4	171.5	8.0%

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Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%		YTD25	YTD26%
Volume ('000 hl)	64,757.8	66,138.1	2.1%	24,657.1	24,239.5	-1.7%	89,414.9	90,377.6	1.1%	8,772.7	8,015.7	5.0%	22,596.5	22,265.4	-1.5%	6,522.2	6,422.3	-1.5%	127,306.2	127,080.9	0.7%
R$ million
Net revenue	28,667.6	30,890.0	7.8%	6,368.9	6,568.9	3.1%	35,036.5	37,458.9	6.9%	8,180.4	7,128.4	8.3%	12,323.2	12,299.8	11.8%	7,894.7	7,320.9	1.2%	63,434.8	64,208.0	7.3%
% of total	45.2%	48.1%		10.0%	10.2%		55.2%	58.3%		12.9%	11.1%		19.4%	19.2%		12.4%	11.4%		100.0%	100.0%
COGS	(13,870.5)	(15,038.7)	8.4%	(3,618.3)	(3,526.7)	-2.5%	(17,488.8)	(18,565.4)	6.2%	(3,711.1)	(3,017.4)	2.7%	(6,586.3)	(6,546.3)	7.2%	(3,325.7)	(3,041.2)	-0.2%	(31,111.9)	(31,170.3)	5.3%
% of total	44.6%	48.2%		11.6%	11.3%		56.2%	59.6%		11.9%	9.7%		21.2%	21.0%		10.7%	9.8%		100.0%	100.0%
Gross profit	14,797.1	15,851.3	7.1%	2,750.6	3,042.3	10.6%	17,547.7	18,893.6	7.7%	4,469.3	4,111.0	12.8%	5,736.9	5,753.4	17.1%	4,569.1	4,279.6	2.2%	32,323.0	33,037.6	9.2%
% of total	45.8%	48.0%		8.5%	9.2%		54.3%	57.2%		13.8%	12.4%		17.7%	17.4%		14.1%	13.0%		100.0%	100.0%
SG&A	(9,055.3)	(9,684.7)	6.9%	(1,656.7)	(1,664.3)	0.5%	(10,712.0)	(11,349.0)	5.9%	(1,555.5)	(1,361.9)	9.4%	(3,448.9)	(3,450.3)	12.0%	(2,733.1)	(2,546.8)	1.7%	(18,449.7)	(18,708.0)	6.7%
% of total	49.1%	51.8%		9.0%	8.9%		58.1%	60.7%		8.4%	7.3%		18.7%	18.4%		14.8%	13.6%		100.0%	100.0%
Other operating income/(expenses)	1,387.7	1,685.4	14.8%	353.7	325.4	-12.4%	1,741.4	2,010.8	9.2%	2.9	(11.4)	nm	32.2	34.8	14.6%	(8.3)	14.2	nm	1,768.2	2,048.4	9.5%
% of total	78.5%	82.3%		20.0%	15.9%		98.5%	98.2%		0.2%	-0.6%		1.8%	1.7%		-0.5%	0.7%		100.0%	100.0%
Normalized Operating Profit	7,129.5	7,852.1	8.8%	1,447.6	1,703.4	16.8%	8,577.1	9,555.4	10.1%	2,916.6	2,737.7	13.8%	2,320.2	2,338.0	24.5%	1,827.6	1,746.9	4.3%	15,641.5	16,378.1	12.3%
% of total	45.6%	47.9%		9.3%	10.4%		54.8%	58.3%		18.6%	16.7%		14.8%	14.3%		11.7%	10.7%		100.0%	100.0%
Normalized EBITDA	9,894.9	10,671.1	6.9%	1,753.6	1,958.7	11.0%	11,648.5	12,629.8	7.5%	3,518.7	3,195.4	9.8%	3,216.7	3,216.0	19.4%	2,272.5	2,161.4	3.8%	20,656.5	21,202.5	9.3%
% of total	47.9%	50.3%		8.5%	9.2%		56.4%	59.6%		17.0%	15.1%		15.6%	15.2%		11.0%	10.2%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-48.4%	-48.7%		-56.8%	-53.7%		-49.9%	-49.6%		-45.4%	-42.3%		-53.4%	-53.2%		-42.1%	-41.5%		-49.0%	-48.5%
Gross profit	51.6%	51.3%		43.2%	46.3%		50.1%	50.4%		54.6%	57.7%		46.6%	46.8%		57.9%	58.5%		51.0%	51.5%
SG&A	-31.6%	-31.4%		-26.0%	-25.3%		-30.6%	-30.3%		-19.0%	-19.1%		-28.0%	-28.1%		-34.6%	-34.8%		-29.1%	-29.1%
Other operating income/(expenses)	4.8%	5.5%		5.6%	5.0%		5.0%	5.4%		0.0%	-0.2%		0.3%	0.3%		-0.1%	0.2%		2.8%	3.2%
Normalized Operating Profit	24.9%	25.4%		22.7%	25.9%		24.5%	25.5%		35.7%	38.4%		18.8%	19.0%		23.1%	23.9%		24.7%	25.5%
Normalized EBITDA	34.5%	34.5%		27.5%	29.8%		33.2%	33.7%		43.0%	44.8%		26.1%	26.1%		28.8%	29.5%		32.6%	33.0%

Per hectoliter - (R$/hl)
Net revenue	442.7	467.1	5.5%	258.3	271.0	4.9%	391.8	414.5	5.8%	932.5	889.3	3.2%	545.4	552.4	13.5%	1,210.4	1,139.9	2.8%	498.3	505.3	6.6%
COGS	(214.2)	(227.4)	6.2%	(146.7)	(145.5)	-0.9%	(195.6)	(205.4)	5.0%	(423.0)	(376.4)	-2.2%	(291.5)	(294.0)	8.8%	(509.9)	(473.5)	1.4%	(244.4)	(245.3)	4.6%
Gross profit	228.5	239.7	4.9%	111.6	125.5	12.5%	196.3	209.1	6.5%	509.5	512.9	7.4%	253.9	258.4	18.8%	700.5	666.4	3.8%	253.9	260.0	8.4%
SG&A	(139.8)	(146.4)	4.7%	(67.2)	(68.7)	2.2%	(119.8)	(125.6)	4.8%	(177.3)	(169.9)	4.2%	(152.6)	(155.0)	13.7%	(419.1)	(396.6)	3.3%	(144.9)	(147.2)	6.0%
Other operating income/(expenses)	21.4	25.5	12.4%	14.3	13.4	-10.9%	19.5	22.2	8.0%	0.3	(1.4)	nm	1.4	1.6	16.3%	(1.3)	2.2	nm	13.9	16.1	8.7%
Normalized Operating Profit	110.1	118.7	6.5%	58.7	70.3	18.8%	95.9	105.7	9.0%	332.5	341.5	8.4%	102.7	105.0	26.4%	280.2	272.0	6.0%	122.9	128.9	11.5%
Normalized EBITDA	152.8	161.3	4.6%	71.1	80.8	12.9%	130.3	139.7	6.3%	401.1	398.6	4.6%	142.4	144.4	21.2%	348.4	336.5	5.4%	162.3	166.8	8.5%

ambev.com.br	Press Release – October 29, 2026

Page | 29

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2025	September 30, 2026

Assets
Current assets
Cash and cash equivalents	18,638.2	19,188.2
Investment securities	1,681.7	2,725.9
Trade receivables	6,351.6	6,254.0
Derivative financial instruments	769.2	689.6
Inventories	10,520.1	9,982.8
Recoverable taxes	3,623.4	1,680.7
Other assets	1,911.9	2,384.2
Assets held for sale	379.4	247.7
	43,875.6	43,153.0

Non-current assets
Investment securities	123.3	90.9
Derivative financial instruments	8.9	1.9
Recoverable taxes	10,149.1	10,987.4
Deferred tax assets	8,404.4	8,542.2
Other assets	1,784.7	1,811.6
Employee benefits	29.9	23.9
Long term assets	20,500.4	21,457.9

Investments in associates and joint ventures	485.8	1,166.9
Property, plant and equipment	27,644.3	25,299.8
Intangible assets	11,042.7	10,426.6
Goodwill	41,538.4	40,070.5
	101,211.6	98,421.7

Total assets	145,087.2	141,574.7

Equity and liabilities
Current liabilities
Trade payables	23,742.8	21,176.1
Derivative financial instruments	925.1	894.3
Interest-bearing loans and borrowing	1,167.3	997.1
Payroll and social security payables	2,200.7	2,505.0
Dividends and interest on capital payables	4,927.8	4,119.7
Income tax and social contribution payable	1,437.3	1,076.2
Taxes and contributions payable	6,003.1	4,457.4
Other liabilities, including obligations related to the acquisition of non-controlling interest	4,623.7	4,836.6
Provisions	571.4	662.4
	45,599.3	40,724.7

Non-current liabilities
Trade payables	313.0	230.0
Derivative financial instruments	0.3	1.1
Interest-bearing loans and borrowing	2,219.6	1,717.7
Deferred tax liabilities	3,912.3	3,793.4
Income tax and social contribution payable	713.6	498.5
Taxes and contributions payable	659.7	695.3
Other liabilities	4.3	3.7
Provisions	877.7	723.0
Employee benefits	2,012.7	1,745.4
	10,713.1	9,408.1

Total liabilities	56,312.4	50,132.8

Equity
Issued capital	58,275.1	58,308.1
Reserves	108,003.5	104,939.2
Carrying value adjustments	(78,364.5)	(83,543.9)
Retained earnings/(losses)	-	11,192.3
Equity attributable to Ambev’s shareholders	87,914.0	90,895.7
Non-controlling interest	860.7	546.2
Total Equity	88,774.8	91,441.9

Total equity and liabilities	145,087.2	141,574.7

ambev.com.br	Press Release – October 29, 2026

Page | 30

CONSOLIDATED INCOME STATEMENT	3Q25	3Q26	YTD25	YTD26
R$ million

Net revenue	20,847.3	21,594.6	63,434.8	64,208.0
Cost of goods sold	(10,120.0)	(10,588.3)	(31,111.9)	(31,170.3)
Gross profit	10,727.3	11,006.3	32,323.0	33,037.6

Distribution expenses	(2,559.7)	(2,594.4)	(8,016.7)	(8,064.3)
Sales and marketing expenses	(1,919.9)	(2,067.6)	(6,162.7)	(6,405.2)
Administrative expenses	(1,355.0)	(1,446.4)	(4,270.2)	(4,238.5)
Other operating income/(expenses)	567.1	683.2	1,768.2	2,048.4

Normalized Operating Profit	5,459.8	5,581.0	15,641.5	16,378.1

Exceptional items	845.5	(43.0)	772.9	(37.3)

Income from operations	6,305.3	5,538.1	16,414.4	16,340.7

Net finance results	(1,086.0)	(312.4)	(2,916.4)	(1,855.0)
Share of results of joint ventures	(5.4)	22.8	(8.1)	33.4

Profit before income tax	5,213.9	5,248.4	13,489.9	14,519.1

Income tax expense	(350.2)	(882.1)	(2,031.0)	(2,792.5)

Profit	4,863.7	4,366.3	11,458.9	11,726.6
Equity holders of Ambev	4,745.1	4,245.4	11,156.8	11,400.6
Non-controlling interest	118.6	120.9	302.1	326.0

Basic earnings per share (R$)	0.30	0.28	0.71	0.73
Diluted earnings per share (R$)	0.30	0.27	0.71	0.73

Normalized Profit	3,843.1	4,393.6	10,496.0	11,718.7

Normalized basic earnings per share (R$)	0.24	0.28	0.65	0.73
Normalized diluted earnings per share (R$)	0.24	0.28	0.65	0.73

Nº of basic shares outstanding (million of shares)	15,592.3	15,417.7	15,623.2	15,513.8
Nº of diluted shares outstanding (million of shares)	15,663.9	15,476.3	15,694.8	15,572.4

ambev.com.br	Press Release – October 29, 2026

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CONSOLIDATED STATEMENT OF CASH FLOWS	3Q25	3Q26	YTD25	YTD26
R$ million

Net income	4,863.7	4,366.3	11,458.9	11,726.6
Depreciation, amortization and impairment	1,599.3	1,689.8	5,015.0	4,824.5
Impairment losses on receivables and inventory	61.6	63.5	200.7	165.1
Additions to/(reversals of) provisions and employee benefits	75.2	61.1	274.8	116.7
Net financial results	1,086.0	312.4	2,916.4	1,855.0
Losses/(gains) on sales of property, plant and equipment and intangible assets	(9.9)	(33.6)	(71.9)	(96.1)
Losses/(gains) on sales of operations in subsidiaries and associates	(884.5)	5.0	(884.5)	(81.4)
Share-based payment expenses	100.0	114.2	306.1	304.8
Income tax expenses	350.2	882.1	2,031.0	2,792.5
Share of results of associates and joint ventures	5.4	(22.8)	8.1	(33.4)
Hedge operations	(97.4)	(130.2)	(794.8)	(247.1)
Cash flow from operating activities before changes in working capital	7,149.7	7,307.9	20,459.7	21,327.1
(Increase)/decrease in trade and other receivables	(137.0)	(250.5)	784.4	411.6
(Increase)/decrease in inventories	519.3	262.2	(35.9)	(200.9)
Increase/(decrease) in trade and other payables	311.3	1,051.9	(6,665.0)	(3,679.7)
Cash generated from operations	7,843.3	8,371.5	14,543.2	17,858.1
Interest paid	(227.9)	(97.2)	(607.2)	(453.1)
Interest received	336.7	455.7	986.2	1,248.3
Dividends received	15.0	27.1	22.0	139.3
Income tax paid	(1,048.2)	(1,079.3)	(3,745.9)	(3,242.3)
Cash flow from operating activities	6,919.0	7,677.9	11,198.4	15,550.3

Proceeds from sales of property, plant and equipment and intangible assets	38.4	38.6	105.1	116.7
Acquisitions of property, plant and equipment and intangible assets	(1,043.9)	(1,133.0)	(2,960.3)	(2,479.8)
Sale/(acquisition) and others related to subsidiaries and associates, net of cash	241.8	57.3	201.6	(1,894.9)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities	(411.3)	(1,045.8)	(268.9)	(1,093.0)
Net proceeds/(acquisitions) of other assets	5.0	(0.7)	6.7	(1.1)
Cash flow from/(used in) investing activities	(1,170.0)	(2,083.7)	(2,915.7)	(5,352.0)

Capital increases(reduction)/ in associates and subsidiaries	0.0	64.4	(3.7)	35.6
Proceeds from/(buybacks of) treasury shares	-	(680.4)	(1,831.1)	(3,333.0)
Acquisitions of non-controlling interest	-	-	(0.0)	-
Proceeds from borrowing	(41.2)	14.9	9.5	40.6
Repayments of borrowing	(39.8)	(30.3)	(131.2)	(133.6)
Cash net of finance costs other than interest	(807.5)	(735.8)	(2,457.6)	(1,910.2)
Payments of lease liabilities	(253.0)	(272.3)	(847.2)	(827.8)
Dividends and interest on capital paid	(2,081.7)	(1,377.2)	(10,773.7)	(2,561.7)
Cash flow from/(used in) financing activities	(3,223.2)	(3,016.7)	(16,035.2)	(8,690.2)

Net increase/(decrease) in cash and cash equivalents	2,525.8	2,577.5	(7,752.5)	1,508.1
Cash and cash equivalents at the beginning of the period	16,404.0	16,610.8	28,595.7	18,638.2
Effects of exchange rate fluctuations on cash and cash equivalents	(622.1)	(0.0)	(2,535.4)	(958.1)
Cash and cash equivalents at the end of the period	18,307.7	19,188.2	18,307.7	19,188.2

ambev.com.br	Press Release – October 29, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer